[Letterhead of Eversheds Sutherland (US) LLP]

August 20, 2021

Asaf Barouk, Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Prospect Capital Management L.P., et. al. (File No. 812-15253)

Form APP WD/A

Dear Mr. Barouk:

On August 13, 2021, Prospect Capital Management L.P., Priority Senior Secured Income Management, LLC, Prospect Flexible Income Fund, Inc., and Priority Income Fund, Inc. (together, the “Applicants”) filed a Form APP WD (the “Form APP WD”) to withdraw an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting exemptions from Section 12(d)(3) of the 1940 Act and Rule 12d3-1 under the 1940 Act.

The Applicants hereby respectfully request that the Form APP WD be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto. The Form APP WD was inadvertently filed under this incorrect file number (812-15253), instead of the prior, correct file number (812-14897).

If you have any questions, please do not hesitate to call me at (202) 383-0176. Thank you for your attention to this matter.

Sincerely, /s/ Steven B. Boehm
Steven B. Boehm

cc:	Parisa Haghshenas, Branch Chief – Chief Counsel’s Office Russell Wininger, Esq., Prospect Administration, LLC Jake DuCharme, Esq., Eversheds Sutherland (US) LLP